Brookfield Properties Corporation

Conference Call and Webcast of 2004 First Quarter Results

Wednesday, April 28th, 2004 at 3:00 p.m. (E.T.)

You are invited to participate in Brookfield Properties Corporation’s live conference call announcing 2004 first quarter results on April 28, 2004 at 3:00 p.m. (E.T.). First quarter financial results will be available during the morning market hours of April 28th on Brookfield’s Web site in the News Center section at www.brookfieldproperties.com.

Scheduled speakers are Gordon Arnell, Chairman; Richard Clark; President and Chief Executive Officer; and Craig Laurie, Chief Financial Officer.

Webcast:
To access the webcast, go to Brookfield’s Web site at www.brookfieldproperties.com, and click on the link for the webcast on the Home Page or go to Investor Info/Calendar of Events page to access the link. The webcast will be archived 24 hours after the end of the conference call and can be accessed for 30 days.

Teleconference:
You may also participate by dialing into the live conference toll free at 1-888-789-0089 or at 416-695-9753. To ensure your participation, please call five minutes prior to the scheduled start of the call. The call will be archived through May 6, 2004 and can be accessed by dialing toll free 1-866-518-1010 or 416-695-5275.

Management’s presentation will be followed by a question and answer period. To ask a question, press “*1” on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press "*2”. If you hang up, you can reconnect by dialing 1-888-789-0089. For assistance at any point during the call, press “*0” or call the Conference Center help line at 1-866-930-2525, option 2.

Brookfield’s Annual General Meeting
Brookfield is hosting its AGM on April 28, 2004 at 11:30 a.m. (E.T.). You may participate by Webcast by accessing Brookfield’s website at www.brookfieldproperties.com. Click on the link for the Webcast on the Home Page or go to Investor Info – Calendar of Events page to access the link.

Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 48 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit brookfieldproperties.com.

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Contact:
Melissa Coley, Vice President, Investor Relations & Communications
Email: mcoley@brookfieldproperties.com
Tel: (212) 417-7215